**Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account I**

RETIREMENT MASTER

**Supplement dated August 4, 2016 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2016**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

> ***The following information only affects you if you currently invest in or plan to invest in the subaccount
> that corresponds to the Lazard U.S. Mid Cap Equity Portfolio***

Effective immediately, the Lazard U.S. Mid Cap Equity Portfolio is no longer available to be selected by plan sponsors.